SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2009

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Report on Form 6-K is incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-96929 and 333-127340.



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                           Magal Security Systems Ltd.


                                EXPLANATORY NOTE

The following exhibit is attached:

         99.1 Press Release re Magal S3 to Release Third Quarter 2009 Results on November 30, 2009 dated November 24, 2009.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       MAGAL SECURITY SYSTEMS LTD.
                                              (Registrant)


                                       By: /s/Zev Morgenstern
                                           ------------------
                                           Zev Morgenstern
                                           Vice President - Finance,
                                           Chief Financial Officer and Secretary




Date:  November 24, 2009



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                                  EXHIBIT INDEX



EXHIBIT NO.           DESCRIPTION
----------            -----------


99.1                  Press Release re Magal S3 to Release Third Quarter
                      2009 Results on November 30, 2009 dated November 24, 2009.